UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENT

Kaixin Auto Holdings Adopted 2024 Equity Incentive Plan

Kaixin Auto Holdings (“Kaixin” or the “Company”) adopted a 2024 Equity Incentive Plan (the “Plan”), as approved and authorized by the board of directors of the Company and its compensation committee, effective on January 2, 2024. The Company may grant options, restricted shares, restricted share units and other types of awards to its employees, consultants and members of the board of directors pursuant to the Plan. The Plan will expire upon the tenth anniversary of the effective date.

Under the Plan, the maximum aggregate number of the ordinary shares of the Company available for grant of awards consists of 8,000,000 Class A ordinary shares of the Company, par value of US$0.00075 per share and 1,000,000 Class B ordinary shares of the Company, par value of US$0.00075 per share. Among the authorized Class B ordinary shares of the Company available for grant under the Plan, 550,000 Class B ordinary shares shall be awarded to Mr. Mingjun Lin, the Chief Executive Officer of the Company, and 450,000 Class B ordinary shares shall be awarded to Ms. Yi Yang, the Chief Financial Officer of the Company. The Company has issued an aggregate of 1,000,000 Class B ordinary shares to Mr. Mingjun Lin and Ms. Yi Yang on January 3, 2024. According to the currently effective Fourth Amended and Restated Memorandum and Articles of Association of the Company, Class B ordinary shares entitle the holders thereof the same rights as Class A ordinary shares except for the voting rights and the conversion rights. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one (1) Class A ordinary share, but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The 2024 Equity Incentive Plan filed as Exhibit 10.1 and the Fourth Amended and Restated Memorandum and Articles of Association of the Company filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 9, 2024 are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

Date: January 11, 2024	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer